02035082

P.E. 4-30-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
MAY 6 2002
070

For the month of April, 2002

Desc, S.A. de C.V.
(Translation of registrant's name into English)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desc. S.A. de C.V.
(Registrant)

Date: April 29, 2007

By: ______________________
(Signature)*
Name: Arturo D'Acosta R.
Title: Chief Financial Officer

* Print the name and title under the signature of the signing officer.

NY2:\458567\01\9TTZ01!.DOC\41150.0012

EXHIBIT INDEX

	Item	Sequential Page Number
1.	Consolidated Financial Statements of Registrant at March 31, 2002 and 2001, in the format required to be filed with the Mexican Stock Exchange.	4
2.	Summary of the resolutions adopted at the Registrant's Annual Ordinary and Extraordinary Shareholders' Meeting, which was filed with the Mexican Stock Exchange.	64
3.	Press Release, dated April 26, 2002, announcing resolutions adopted during Registrant's General Annual Ordinary and Extraordinary Shareholders' Meeting.	71

Exhibit 1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** Quarter: **1** Year: **2002**

DESC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**26,870,620**	**100**	**32,075,132**	**100**
2	**CURRENT ASSETS**	**8,029,423**	**30**	**10,201,012**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	1,447,046	5	979,137	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,890,537	11	4,018,743	13
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	820,634	3	870,748	3
6	INVENTORIES	2,853,362	11	3,628,406	11
7	OTHER CURRENT ASSETS	17,844	0	703,978	2
8	**LONG-TERM**	**3,897,048**	**15**	**4,008,337**	**12**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	157,500	1	104,217	0
11	OTHER INVESTMENTS	3,739,548	14	3,904,120	12
12	**PROPERTY, PLANT AND EQUIPMENT**	**12,237,637**	**46**	**14,793,621**	**46**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	22,466,714	84	24,952,748	78
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	11,131,568	41	11,240,139	35
17	CONSTRUCTION IN PROGRESS	902,491	3	1,081,012	3
18	**DEFERRED ASSETS (NET)**	**1,289,443**	**5**	**1,550,493**	**5**
19	**OTHER ASSETS**	**1,417,069**	**5**	**1,521,669**	**5**
20	**TOTAL LIABILITIES**	**14,816,245**	**100**	**18,171,718**	
21	**CURRENT LIABILITIES**	**6,851,597**	**46**	**7,441,660**	**41**
22	SUPPLIERS	1,665,131	11	2,000,287	11
23	BANK LOANS	3,537,996	24	3,885,577	21
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	372,567	3	526,583	3
26	OTHER CURRENT LIABILITIES	1,275,903	9	1,029,213	6
27	**LONG-TERM LIABILITIES**	**6,451,556**	**44**	**8,294,016**	**46**
28	BANK LOANS	4,350,092	29	6,194,056	34
29	STOCK MARKET LOANS	2,101,464	14	2,099,960	12
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,090,355**	**7**	**2,068,468**	**11**
32	**OTHER LIABILITIES**	**422,737**	**3**	**367,574**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,054,375**		100 **13,903,414**	
34	**MINORITY INTEREST**	**3,770,297**	**31**	**4,433,683**	**32**
35	**MAJORITY INTEREST**	**8,284,078**	**69**	**9,469,731**	**68**
36	**CONTRIBUTED**	**11,785,857**	**98**	**11,886,409**	**85**
37	PAID-IN CAPITAL STOCK (NOMINAL)	17,798	0	17,797	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	10,597,669	88	10,698,812	77
39	PREMIUM ON SALES OF SHARES	1,170,390	10	1,169,800	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(3,501,779)**	**(29)**	**(2,416,678)**	**(17)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	17,640,927	146	18,272,627	131
43	REPURCHASE FUND OF SHARES	907,079	8	907,079	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(22,190,506)	(184)	(21,768,733)	(157)
45	NET INCOME FOR THE YEAR	140,721	1	172,349	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: 1 YEAR: 2002
DESC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,447,046**	**100**	**979,137**	**100**
46	CASH	196,641	14	170,934	17
47	SHORT-TERM INVESTMENTS	1,250,405	86	808,203	83
18	**DEFERRED ASSETS (NET)**	**1,289,443**	**100**	**1,550,493**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	1,289,443	100	1,550,493	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**6,851,597**	**100**	**7,441,660**	
52	FOREING CURRENCY LIABILITIES	4,508,348	66	4,913,699	66
53	MEXICAN PESOS LIABILITIES	2,343,249	34	2,527,961	34
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,275,903**		**100 1,029,213**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,275,903	100	1,029,213	100
27	**LONG-TERM LIABILITIES**	**6,451,556**	**100**	**8,294,016**	
59	FOREING CURRENCY LIABILITIES	4,319,286	67	6,177,846	74
60	MEXICAN PESOS LIABILITIES	2,132,270	33	2,116,170	26
29	**STOCK MARKET LOANS**	**2,101,464**	**100**	**2,099,960**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,101,464	100	2,099,960	100
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**1,090,355**	**100**	**2,068,468**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,090,355	100	2,068,468	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**422,737**	**100**	**367,574**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	422,737	100	367,574	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(22,190,506)**		**100 (21,768,733)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(22,190,506)	(100)	(21,768,733)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **1** YEAR: **2002**
DESC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	1,177,826	2,759,352
73	PENSIONS FUND AND SENIORITY	604,028	665,946
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	7,522	9,053
76	WORKERS (*)	11,891	12,686
77	CIRCULATION SHARES (*)	1,369,079,376	1,368,998,270
78	REPURCHASED SHARES (*)	0	152,284,295

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: 1 YEAR 2002

DESC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,630,918**	**100**	**5,558,956**	**100**
2	COST OF SALES	3,480,307	75	4,209,527	76
3	**GROSS INCOME**	**1,150,611**	**25**	**1,349,429**	**24**
4	OPERATING	796,184	17	921,965	17
5	**OPERATING**	**354,427**	**8**	**427,464**	**8**
6	TOTAL FINANCING	(33,883)	(1)	17,636	0
7	**INCOME AFTER FINANCING COST**	**388,310**	**8**	**409,828**	**7**
8	OTHER FINANCIAL OPERATIONS	14,490	0	83,827	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**373,820**	**8**	**326,001**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	163,412	4	94,531	2
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**210,408**	**5**	**231,470**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**210,408**	**5**	**231,470**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**210,408**	**5**	**231,470**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES	23,795	1	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**186,613**	**4**	**231,470**	**4**
19	NET INCOME OF MINORITY INTEREST	45,892	1	59,121	1
20	**NET INCOME OF MAJORITY INTEREST**	**140,721**	**3**	**172,349**	**3**

STOCK EXCHANGE CODE: **DESC** QUARTER: **1** YEAR: **2002**

DESC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**4,630,918**	**100**	**5,558,956**	**100**
21	DOMESTIC	2,543,545	55	3,025,127	54
22	FOREIGN	2,087,373	45	2,533,829	46
23	TRANSLATED INTO DOLLARS (***)	228,426	5	248,064	4
6	**TOTAL FINANCING COST**	**(33,883)**	**100**	**17,636**	**100**
24	INTEREST PAID	214,276	632	278,597	1,580
25	EXCHANGE LOSSES	(110,397)	(326)	(124,219)	(704)
26	INTEREST EARNED	43,572	129	43,737	248
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(94,190)	(278)	(93,005)	(527)
8	**OTHER FINANCIAL OPERATIONS**	**14,490**	**100**	**83,827**	**100**
29	OTHER NET EXPENSES (INCOME) NET	14,490	100	83,827	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**163,412**		**100 94,531**	**100**
32	INCOME TAX	173,500	106	143,165	151
33	DEFERED INCOME TAX	(46,566)	(28)	(96,254)	(102)
34	WORKERS' PROFIT SHARING	36,478	22	47,620	50
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

QUARTER: **1** YEAR **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,630,919	5,755,628
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	20,103,719	24,480,379
39	OPERATION INCOME (**)	1,615,425	2,172,312
40	NET INCOME OF MAYORITY INTEREST(**)	2,136	(13,700)
41	NET CONSOLIDATED INCOME (**)	176,195	272,590

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **DESC** QUARTER: **1** YEAR: **2002**
DESC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**186,613**	**231,470**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	280,268	312,374
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**466,881**	**543,844**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	7,541	(314,290)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**474,422**	**229,554**
6	CASH FLOW FROM EXTERNAL FINANCING	(243,920)	(632,561)
7	CASH FLOW FROM INTERNAL FINANCING	(99,616)	(370,870)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(343,536)**	**(1,003,431)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(118,760)**	**142,773**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	12,126	(631,104)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,434,920	1,610,241
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,447,046	979,137

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **1** YEAR: **2002**

DESC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**280,268**	**312,374**
13	DEPRECIATION AND AMORTIZATION FOR THE	280,268	312,374
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**7,541**	**(314,290)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(127,619)	(195,105)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	546,979	225,855
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	34,441	(24,134)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(63,118)	(288,287)
22	+ (-) INCREASE (DECREASE) IN OTHER	(383,142)	(32,619)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(243,920)**	**(632,561)**
23	+ SHORT-TERM BANK AND STOCK MARKET	423,461	(15,493)
24	+ LONG-TERM BANK AND STOCK MARKET	(667,381)	(617,068)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(99,616)**	**(370,870)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	(99,616)	(370,870)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(118,760)**	**142,773**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	13,844	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(46,463)	(208,572)
36	(-) INCREASE IN CONSTRUCTIONS IN	(86,141)	(143,660)
37	+ SALE OF OTHER PERMANENT	0	495,005
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: DESC

DESC, S.A. DE C.V.

QUARTER: 1 2002

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.03	%	4.16	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	0.03	%	(0.14)	%
3	NET INCOME TO TOTAL ASSETS (**)	0.66	%	0.85	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	50.47	%	40.18	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.75	times	0.76	times
7	NET SALES TO FIXED ASSETS (**)	1.64	times	1.65	times
8	INVENTORIES ROTATION (**)	5.26	times	5.06	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49	days	57	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.73	%	10.15	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.14	%	56.65	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.23	times	1.31	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.58	%	61.04	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	52.72	%	56.06	%
15	OPERATING INCOME TO INTEREST PAID	1.65	times	1.53	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.36	times	1.35	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.17	times	1.37	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.76	times	0.88	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.54	times	0.56	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	21.12	%	13.16	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	10.08	%	9.78	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.16	%	(5.65)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.21	times	0.82	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	71.00	%	63.04	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	29.00	%	36.96	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	39.12	%	(146.09)	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **1** YEAR: **2002**
DESC, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.01		$ (0.01)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 6.05		$ 6.92	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.97	times	0.68	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00	times	0.00	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.



DESC ANNOUNCES FIRST QUARTER 2002 RESULTS

México City, April 23, 2002 - Desc, S.A. de C.V. (NYSE:DES; BMV:DESC) announced today its results for the first quarter ended March 31, 2002. All figures were prepared according to generally accepted accounting principles in Mexico.

Results from the Autoparts and Chemical Sectors continued to reflect the slow recovery of the U.S. and Mexican economies as well as their seasonality, which were also affected by the Holy week.

Despite the abovementioned conditions, Desc has managed to maintain its operating margin at 7.7%, in-line with results obtained in 4Q01 and 1Q01, due to the implementation of expense reduction programs, translating in a 4% decline in SG&A compared to the same quarter of 2001.

First Quarter 2002 Highlights

- Dollar-denominated sales decreased 7.1%, from US$546 million in the first quarter of 2001 to US$507 million in 1Q02.
- Operating income decreased 7.5% from US$42 million in 1Q01 to US$39 million in 1Q02.
- EBITDA in dollars decreased 4.3% to US$70 million, when compared to the same quarter of the previous year.

DESC, S.A. DE C.V. AND SUBSIDIARIES

Table 1. Consolidated Results

(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

	1Q02	1Q01	1Q02 vs. 1Q02	4Q01*	1Q02 vs. 4Q01
Sales (Ps.)[3]	4,631	5,559	-16.7%	4,816	-3.8%
Sales (US$)[1]	507	546	-7.1%	513	-1.1%
Exports (US $)[2]	228	248	-7.9%	215	6.2%
Operating Income (Ps.)[3]	354	427	-17.1%	377	-6.0%
Operating Income (US$)[1]	39	42	-7.5%	40	-3.2%
Operating Margin	7.7%	7.7%		7.8%	
EBITDA (Ps.)[3]	635	740	-14.2%	664	-4.5%
EBITDA (US$)[1]	70	73	-4.3%	70	-1.3%
Net Majority Income (Ps.)[3]	141	172	-18.4%	-173	NA
Net Majority Income (US$)[1]	15	17	-10.5%	-20	NA

[1]All figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

[2]All export figures are based on real sales invoiced in U.S. dollars.

[3]All figures in this report are expressed in constant pesos as of March 31, 2002.

* Audited Figures.

Contacts:

Arturo D'Acosta
Alejandro de la Barreda
Tel: 5255-5261-8037
abarredag@mail.desc.com.mx

Blanca Hirani
Melanie Carpenter
Tel: 212-406-3693
bhirani@i-advize.com

desc

Sales

During the first quarter, dollar-denominated sales decreased 7.1% to US$507 million compared to US$546 million reported for the same quarter of the previous year. This decline was mainly caused by the 5.8% reduction in **Unik (Autoparts Sector)** caused by the decline in the numbers of orders from OEMs.

The **Chemical Sector** showed a 15.7% decline in revenues due to the extended low in the industry cycle and the closing of some tire plants.

The **Food Sector** showed a 4.8% increase due to the higher sales volumes in the branded products business.

Graph 1 - Net Sales 1Q02


5%
18%
47%
30%
Autoparts Sector
Chemical Sector
Food Sector
Real Estate Sector

Revenues from **Dine (Real Estate Sector)** slightly increased 1.0% mainly as a result of the *Bosques de Santa Fe* project.

Exports

During the first quarter, exports reached US$ 228 million, which represents 45.1% of total sales. This figure declined 7.9% when compared to the same quarter of the previous year, due to a 31.0% and a 4.5% decrease in exports from the Chemical and Autoparts Sectors, respectively.

Operating Income, Margin and EBITDA

During 1Q02 operating income declined 7.5% to US$ 39 million from US$ 42 million reported in 1Q01. However, the operating margin was 7.7%, which is in-line with that obtained during 1Q01.

EBITDA for the first quarter of 2002 was US$70 million, a 4.3% decline when compared to the US$73 million reported for the same period of the previous year.

The factors that impacted the results were:

- ✓The lower sales reported during the quarter as a result of the economic slowdown, which continued affecting the industrial sectors in the U.S. and Mexico.
- ✓The seasonality of the sectors accentuated by the holiday season,
- ✓The strength of the peso versus the dollar, which appreciated 2% during the quarter.
- ✓The rationalization of capital expenditures.
- ✓Cost and expense reduction programs.

Taxes

During the first quarter, tax provisions were US$18 million, which translates into a 36% effective rate excluding Employee Profit Sharing. This amount includes US$ 23 million in Income and Asset Taxes and Employee Profit Sharing. Deferred taxes had a positive effect in the amount of US$5 million.

Net Majority Income (Loss)

Net majority income for the first quarter of 2002 was US$ 15 million, 10.5% below the figure reported in the first quarter of 2001. This result was due to a lower operating income which was partially offset by the 29% decline in interest expenses, compared to 1Q01.

Capital Expenditures

CAPEX reached US$ 17.3 million during the first quarter of 2002. Divestitures (as shown in Table 2) were US$ 2.8 million, the details of which can be found in the discussion of each sector.

Table 2. CAPEX
(Figures in millions of US$)

Sector	CAPEX 1Q02	Divestitures 1Q02	Net CAPEX 1Q02
Autoparts	4.1	-0.6	3.5
Chemical	2.2	-0.2	2.0
Food	1.6	-2.0	-0.4
Real Estate	9.4	0.0	9.4
Desc Holding	[illegible]	[illegible]	[illegible]
Total Investments in Assets	[illegible]	[illegible]	14.5

17

Debt Structure

As illustrated in Table 3, Desc's net debt at the end of the first quarter of 2002 was similar to the figure reported as of December 31, 2001.

Table 3. Debt Breakdown
(Figures in millions of US$)

	Mar-31-02	Dec-31-01	Sep-30-01	Jun-30-01	Mar-31-01
Cash	160	148	190	162	98
Total Debt	1,103	1,090	1,126	1,186	1,225
Net Debt	943	942	936	1,024	1,126
Interest Coverage*	3.4x	3.3x	3.3x	3.0x	2.9x

* (EBITDA + Interest Income) / Interest Expense for last 12 months

The debt profile remains at 65% in long-term debt and 35% in short-term debt. During the second quarter of 2002, Desc will refinance a large sum of its short-term debt to maintain a solid financial position.

At the end of the quarter, the debt composition was 76% dollar-denominated and 24% peso-denominated. The average cost of debt at March 31, 2002 was 4.8% in dollars and 10.4% in pesos, a significant improvement compared to the average rate as of March 31, 2001 of 7.8% in dollars and 19.5% in pesos.

In accordance with Desc's debt reduction strategy, year-to-date, US$ 15 million of Dine's 2007 Yankee Bond, with a coupon of 8.75%, has been repurchased. The current balance of the Yankee Bond is US$79.2 million.

Results by Sector

Unik
(Autoparts)

The following table (Table 4) shows the figures obtained in the Autoparts business.

Table 4. Unik Figures
(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

	1Q02	1Q01	1Q02 vs. 1Q01	4Q01	1Q02 vs. 4Q01
Sales (Ps.)	2,175	2,573	-15.5%	2,211	-1.6%
Sales (US$)	238	253	-5.8%	235	1.3%
Exports (US$)	157	164	-4.5%	145	7.8%
Operating Income (Ps.)	243	298	-18.5%	239	1.5%
Operating Income (US$)	27	29	-9.2%	25	4.6%
Operating Margin	11.2%	11.6%		10.8%	
EBITDA (Ps.)	400	467	-14.4%	404	-1.2%
EBITDA (US$)	44	46	-4.6%	43	1.7%

During the quarter sales expressed in dollars decreased 5.8% compared to the amount registered during the same period of the previous year. This reduction was mainly due to lower volumes in some of the businesses due to the decline in demand from U.S. and Mexican OEMs as a result of the continued slowdowns in the automotive industry in both countries. As of March 2002, Mexico's total vehicle production was 466,635, which is 2.4% below the figure reported during the same period of 2001.

Sales, operating income and EBITDA for the quarter do not include results from the valve business because in 4Q01 the stake in the valve business was swapped for the piston business.

This quarter's results reflect the strengthening of the peso and the higher depreciation of new investments, which began operating at a lower-than-expected demand. These factors resulted in a 9.2% decline in operating income, an 11.2% operating margin and EBITDA of US$44 million, 4.6% below the figure obtained during the same quarter of 2001.

Changes in Sales Volume

The main increases in sales volumes were in the following products:

- Propeller shafts 7.6%, and
- Pistons 9.7%.

The most significant declines in sales volumes where as follows:

- Pick-up boxes 17.7%,
- Gears 15.1%,
- Axles 5.6%,
- Heavy-duty transmissions 44.2%, and
- Wheels 17.8%.

Exports reached US$157 million, a 4.5% decline when compared to the same quarter of 2001.

The average utilization capacity in the transmission, stamping, wheel and cv joint businesses reached approximately 70%.

Sales per employee increased 5.3% to US$ 110,400, from US$ 104,800 in the same period of the previous year. This improvement reflects higher productivity as well as headcount reduction.

During the quarter, the Company invested approximately US$3.5 million in the following:

Expansion and Modernization Projects

- Increased capacity of the cv joint business, and
- Installation of an additional forge production line.

Relevant Events

1. Unik and Dana Corporation agreed that in May 2002, they would begin moving operations to Mexico and would start producing diverse Power Train components which will mean annual sales of US$ 45 million in the first phase.

2. Daimler Chrysler announced the closing of its Mexico City plant during the third quarter of 2002. In response, Unik has implemented a strong commercial initiative, which includes Daimler Chrysler, to identify which products will be supplied to other plants and thus minimize the impact of the closing.

3. As part of Desc's strategy, announced at the beginning of 2002, to divest of non-strategic assets, Bumex (spark plugs) and IEA (Electric components) businesses will be sold and/or closed during the following four months. Sales from both companies were US$15.7 million during 2001, representing 1.6% of Unik's total 2001 consolidated sale and not contributing to Unik's 2001 operating income.

4. During the quarter it was announced that Mr. Emilio Mendoza Saeb, Vice President of Unik and CEO, decided to retire effective March 1, 2002. Mr. Mario Suro Rodríguez was named Unik's new CEO.

Chemical Sector

The following table (Table 5) shows the figures obtained in the Chemical business.

Table 5. Chemical Sector Figures
(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

	1Q02	1Q01	1Q02 vs. 1Q01	4Q01	1Q02 vs. 4Q01
Sales (Ps.)	1,410	1,865	-24.4%	1,505	-6.3%
Sales (US$)	154	183	-15.7%	160	-3.6%
Exports (US$)	46	61	-31.0%	41	12.2%
Operating Income (Ps.)	79	123	-36.3%	86	-8.5%
Operating Income (US$)	9	12	-28.9%	9	-5.5%
Operating Margin	5.6%	6.6%		5.7%	
EBITDA (Ps.)	148	201	-26.5%	153	-3.2%
EBITDA (US$)	16	20	-18.1%	16	0.2%

During 1Q02, volumes for the chemical sector declined 17.2% when compared to the same quarter of 2001. This was due to the economic slowdown seen during the last year in Mexico and the U.S. as well as the holiday season which was in April last year. Margins and volumes of the Synthetic Rubber and Carbon Black businesses were affected by the shutdown of the Euzkadi tire plant in Guadalajara, which was partially offset by the increase in exports.

The 15.7% decline in sales resulted from: i) the sharp drop in prices caused by lower raw material costs and lower demand due to the economic slowdown, and ii) the strengthening of the peso versus dollar, which affected exports and domestic dollar-linked sales.

Margins for most of the Chemical Sector businesses have been affected by lower activity levels, which worsened during the fourth quarter of 2001, as well as the price declines.

Outlook for the Chemical Sector in Mexico and the U.S.

Activity in the global chemical industry begun declining in the second quarter of 2001 and "touched bottom" between December 2001 and January 2002. It is estimated that there has been some recovery in some of the sectors and companies compared to 4Q01.

As a result, some of our export markets, mainly the United States, showed a clear growth trend.

Nevertheless, the global industry has not yet recovered the first quarter operating levels of the previous year. Capacity utilization in many of its segments remains below 80%. Various companies and analysts believe initial signs of recovery are based on inventories and that we may be able to see some recovery in the short-term.

There has been a slight recovery on industrial activity, especially in the construction industry (particularly housing) as well as furniture and consumer products industries. Demand in the tire industry remains low and the impact of the closing of the Euzkadi-Guadalajara plant is still pending. Plans regarding the substitution of production or gradual reactivation in some of the closed plants have been postponed.

We continued to increase efficiencies and maintain strict expense control in our chemical operation. During the quarter capital expenditures were up to US$2 million, compared to US$4 million in investments in the chemical business made as of March 31, 2001.

Graph 2: Raw Material Costs


cvos dll/lb
34.0
30.0
26.0
22.0
18.0
14.0
10.0
Butadiene
Styrene
Jan 01
Feb
Mar
Apr
May
Jun
Jul
Ago
Sep
Oct
Nov
Dec 01
Jan 02
Feb
Mar 02

23

Food Sector

As shown in Table 6, sales expressed in dollars for the Food Sector reached US$ 91 million, a 4.8% increase when compared to the first quarter of 2001.

Table 6. Food Sector Figures
(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

	1Q02	1Q01	1Q02 vs. 1Q01	4Q01	1Q02 vs. 4Q01
Sales (Ps.)	827	880	-6.0%	888	-6.8%
Sales (US$)	91	86	4.8%	95	-4.2%
Exports (US$)	25	23	9.3%	28	-10.6%
Operating Income (Ps.)	7	-17	139.1%	25	-73.2%
Operating Income (US$)	1	-2	144.5%	3	-72.2%
Operating Margin	0.8%	-1.9%		2.8%	
EBITDA (Ps.)	51	29	72.8%	69	-26.7%
EBITDA (US$)	6	3	92.3%	7	-24.6%

The following table provides the operating margins of the branded products and commodities businesses:

Table 7. Food Sector – Operating Margins

	1Q02*	1Q01	4Q01*
Branded Products	4.7%	-0.3%	3.6%
Commodities	-4.4%	-3.4%	1.4%

* Figures do not include the shrimp business

Branded Products

Among the main factors that have improved the results of the branded products business are: i) the increased market share in almost all the products, ii) the higher sales volumes caused by a greater geographic coverage by ASF (Authentic Specialty Foods) especially in the U.S. market, iii) the continued improvement of the operation, and iv) strict cost and expense reduction programs, which have gradually resulted in improved operating income and margins beginning the second quarter of 2001.

Mexico's branded products industry continues to grow, however, at a slower pace than in 2001. This year's emphasis appears to be consumer preference towards major brands as well as the price repositioning of various products.

There has been a significant growth in the tomato and vegetable brands (Del Fuerte and Embasa) as well as tuna (Nair). On the contrary, we have been repositioning in terms of brands and prices in other product lines. As a result of this marketing strategy, combined with the increased efficiencies of our operations, the operating margin increased from –0.3% to during the same period of the previous year to 4.7% in 1Q02.

U.S. food volumes have begun to recover after the events of September 11 due to the intense marketing initiatives launched by the main industry leaders, which include store promotions as well as higher advertising spending.

Results from the branded products business have improved as a result of its strategy to launched promotions and publicity for its most profitable products. The result has been an increase of around 15% in sales volumes, higher operating margins, increased market share (in the selected products), and increased presence in the food service markets.

Pork Business

Pork business sales volumes increased 1% when compared to the same period of the previous year, however, results were affected by the following:

- ✓ National pork price decreased 5%, when compared to the same quarter of the previous year (Graph 3),
- ✓ Increased production costs in the Bajio Region, and
- ✓ Lower productivity levels in the Bajio Region.

Graph 3: National Pork Prices


15
14
13
12
-00 m y j s n -01 m y jl s n -02 m y j

Source: National market informations systems (SECOFI) (Pesos * kg)

Awards

In March 2002, Corfuerte's pizza sauce was awarded the "2002 Domino's Pizza International Supplier of the Year Award", for the high-quality and consistency of its sauce.

Dine
(Real Estate)

The following table (Table 8) shows the figures obtained in the Real Estate Sector.

Table 8. Dine Figures
(Figures in millions of constant pesos and U.S. dollars (US$))

	1Q02	1Q01	1Q02 vs. 1Q01	4Q01	1Q02 vs. 4Q01
Sales (Ps.)	215	238	-9.7%	208	3.2%
Sales (US$)	24	23	1.0%	22	5.7%
Operating Income (Ps.)	30	35	-13.9%	51	-41.5%
Operating Income (US$)	3	3	-2.5%	6	-39.8%
Operating Margin	14.1%	14.6%		24.8%	
EBITDA (Ps.)	35	47	-24.8%	56	-36.5%
EBITDA (US$)	4	5	-15.0%	6	-34.8%

Sales during the first quarter of 2002 reached US$ 24 million, representing an increase of 1.0% compared to sales posted during the first quarter of 2001. This increase resulted mainly from the higher sales from the Bosques de Santa Fe project, which was partially offset by the sale of the Four Seasons Hotel and the Santa Fe Shopping Center during 2001.

The results for the quarter were mainly driven by:

- The Bosques de Santa Fe project, which contributed 52% of total sales,
- The Santa Fe Shopping Center land reserve contributed 16%,
- The Arcos Bosques project contributing 16%, and
- The Punta Mita contributing 15%.

Operating margin was 14.1% and operating income reached US$ 3 million, in-line with the figures registered during the first quarter of 2001. These results reflect the sales mix for the period.

Dine continues to sell lots in the Bosques de Santa Fe project, an exclusive residential development in western Mexico City. The project is expected to be completed during 2002.

In Punta Mita, Dine continues to sell large lots called "Ranchos" and continues developing and selling residential lots with ocean and golf course views, which has generated a high level of interest from an important market segment.

Due to the great success of the "North B Building" in the Arcos Bosques project, the Company initiated the development of the "Building North C", which is also a 50-50% association with ICA. This is expected to be delivered at the end of 2003.

During this quarter, approximately US$ 4.5 million was invested in the *Bosques de Santa Fe* project, US$ 3.1 million in Arcos Bosques and US$ 1.0 million in Punta Mita.

** Tables to Follow **

Desc, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets
(In millions of constant pesos, as of March 31, 2002).

	1Q02	1Q01	%
Assets			
Current Assets:			
Cash and Short Term Investments	1,447	979	47.8%
Account and Documents Receivable (net)	3,711	4,889	-24.1%
Inventories and Other Assets	2,871	4,332	-33.7%
Total Current Assets	**8,029**	**10,201**	**-21.3%**
Land held for development and real estate projects	3,740	3,904	-4.2%
Fixed Assets	12,238	14,794	-17.3%
Investments in shares of Subsidiaries Non Consolidated	158	104	51.4%
Other Assets	2,707	3,072	-11.9%
Total Assets	**26,871**	**32,075**	**-16.2%**
Liabilities			
Current Liabilities:			
Banks Loans	3,538	3,886	-9.0%
Suppliers	1,665	2,000	-16.7%
Taxes to be paid	373	527	-29.3%
Other Liabilities	1,276	1,029	24.0%
Total Current Liabilities	**6,852**	**7,442**	**-7.9%**
Long-Term Debt	6,452	8,294	-22.2%
Deferred taxes	1,090	2,068	-47.3%
Other	423	368	14.9%
Total Liabilities	**14,816**	**18,172**	**-18.5%**
Stockholders' Equity			
Capital Stock	18	18	-1.1%
Paid-in Surplus	1,170	1,170	0.0%
Retained Earnings and Reserve for Repurchase of Shares	18,689	19,352	-3.4%
Cumulative effect of restatement, net	-11,593	-11,070	4.7%
Total Majority Interest	8,284	9,470	-12.5%
Minority Interest	3,770	4,434	-15.0%
Total Stockholders' Equity	12,054	13,903	-13.3%
Total Liabilities and Stockholders' Equity	26,871	32,075	-16.2%

Desc, S.A. de C.V. and Subsidiaries

Consolidated Income Statements
(In millions of constant pesos, as of March 31, 2002).

	1Q02	1Q01	1Q02 Vs. 1Q01
Net Sales	4,631	5,559	-16.7%
Cost of Sales	3,480	4,210	-17.3%
Gross Profit	1,151	1,349	-14.7%
Operating Expenses			
Administrative and Selling Expenses	796	922	-13.6%
Operating Income	354	427	-17.1%
Interest Expense	214	279	-23.1%
Interest Income	(44)	(44)	-0.4%
Exchange Gain (loss), net	(110)	(124)	-11.1%
Gain on Monetary Position	(94)	(93)	1.3%
Comprehensive Financial Result	(34)	18	92.1%
Other Expenses	38	84	-54.3%
Income before Provisions	350	326	7.4%
Provisions for:			
Income and Asset Tax	174	143	21.2%
Employee Profit Sharing	36	48	-23.4%
Deferred Income Taxes	(47)	(96)	-51.6%
Total Taxes	163	95	72.9%
Net Consolidated Income	187	231	-19.4%
Minority Interest	46	59	-22.4%
Majority Net Income	141	172	-18.3%
12 months Net Income per Share	0.01	-0.01	NA
Number of shares outstanding: (Thousands of shares)	1,369	1,369	
EBITDA	635	740	-14.2%

	1Q02	Acum.* 2001	4Q01	3Q01	2Q01	1Q01
Sales (US$)						
Consolidated	507	2,165	513	553	554	546
Autoparts Sector	238	985	235	247	250	253
Chemical Sector	154	720	160	187	190	183
Food Sector	91	373	95	97	94	86
Real Estate Sector	24	85	23	21	18	23
Exports (US$)						
Consolidated	228	980	215	252	264	248
Autoparts Sector	157	638	145	156	173	164
Chemical Sector	46	229	41	59	67	61
Food Sector	25	113	28	37	25	23
Operating Income (US$)						
Consolidated	39	176	40	46	48	42
Autoparts Sector	27	108	25	27	27	29
Chemical Sector	9	50	9	15	14	12
Food Sector	1	8	3	3	4	-2
Real Estate Sector	3	15	6	2	4	3
Operating Margin						
Consolidated	7.70%	8.10%	7.80%	8.30%	8.60%	7.70%
Autoparts Sector	11.20%	11.00%	10.80%	10.70%	10.80%	11.60%
Chemical Sector	5.60%	6.90%	5.70%	7.90%	7.40%	6.60%
Food Sector	0.80%	2.10%	2.80%	3.00%	4.40%	-1.90%
Real Estate Sector	14.10%	18.00%	24.80%	11.30%	22.50%	14.60%
EBITDA (US$)						
Consolidated	70	302	70	79	80	73
Autoparts Sector	44	180	43	45	46	46
Chemical Sector	16	82	16	23	23	20
Food Sector	6	26	7	7	8	3
Real Estate Sector	4	19	6	3	5	5

* Audited Figures

TOTAL OUTSTANDING SHARES		
"A" Shares	587,479,900	42.9%
"B" Shares	506,257,866	37.0%
"C" Shares	275,341,610	20.1%
Total	**1,369,079,376**	**100.0%**

FINANCIAL INDICATORS	1Q02	4Q01	3Q01	2Q01	1Q01
Interest coverage	3.4x	3.3x	3.3x	3.0x	2.9x
Short-term debt	35%	30%	29%	29%	32%
Long-term debt	65%	70%	71%	71%	68%
Peso-denominated debt	24%	23%	22%	22%	20%
Dollar-denominated debt	76%	77%	78%	78%	80%

SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies followed by the Company are in accordance with the accounting principles generally accepted in Mexico, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required to be included therein. Although the actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances.

The significant accounting policies followed by the companies are as follows:

Changes in accounting policies-

Adoption of new Bulletin D-4-

The Company adopted the provisions of new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The provision for employee profit sharing of the subsidiaries was not modified because the company does not have any item which generated a liability or future benefit. These adoption of this bulletin has no effect on the cash flow of the company.

Recording of the effect from tax consolidation-

As a result of the adoption of Bulletin D-4 mentioned above the Company changed its method for recording the effect from tax consolidation. Until 1999, it was recorded in the year in which the corresponding annual consolidated tax return was filed. Beginning in 2000, this benefit is recorded in the results of the year in which the benefit is generated.

Recognition of the effects of inflation-

The Company and its subsidiaries follow the accounting policies established in Bulletin B-10 and its amendments and, accordingly, the financial statements have been restated in terms of the purchasing power of the Mexican peso.

Basis of consolidation-

The consolidated financial statements include those subsidiaries in which the Company has stock and administrative control. All significant intercompany transactions and balances have been eliminated.

The financial statements of foreign subsidiaries whose operations are not an integral part of the Mexican companies are restated using the inflation index of the corresponding country and are translated at the exchange rate at yearend. The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated at the exchange rate at yearend or as of the translation date,

(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED.
THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

based on whether the items are monetary or nonmonetary, and are restated using factors derived from the National Consumer Price Index (NCPI).

The participation in net income and changes in equity or consolidation of those subsidiaries that were acquired or sold during the periods has been included in the financial statements since or up to the date on which the transactions took place and were restated in terms of the purchasing power of the Mexican peso.

Cash equivalents-

Investments in marketable securities consist mainly of acceptances, bank promissory notes, and paper issued by the Mexican and United States governments, at market (cost plus accrued interest).

Inventories and cost of sales-

Inventories are originally recorded at their acquisition or manufacturing cost and restated to the lower of their net replacement cost without exceeding their net realizable value. Substantially, all subsidiaries compute cost of sales using the replacement cost at the time of sale.

Real estate assets available for sale-

Following the Company's strategy, DINE begun a process of disinvestment and the sale of certain real estate projects. Among those up for sale are Centro Comercial Santa Fe and the Four Seasons Hotel in Punta Mita. The Four Seasons Hotel in Punta Mita was sold at the end of February 2001 and The Centro Comercial Santa Fe was sold in September 2001.

Land held for development and real estate projects-

Undeveloped land represents territorial reserves which, together with developed land and ongoing and completed projects, are considered as inventories, since they are held for sale. They are recorded at acquisition, development and construction costs, and restated in U.S. dollars based on the NCPI of the United States and the market exchange rate, with the purpose of showing values in accordance with the current situation of the real estate market.

During 1998, the Company capitalized the comprehensive financial result on debt used to finance real estate projects in progress in addition to their construction and development costs.

Investment in shares-

The investment in shares is recorded under the equity method.

Property, plant and equipment-

Property, plant and equipment are originally recorded at their cost of acquisition and/or construction and restated following the accounting policies established in Bulletin B-10 and its amendments, using the following methods.

The methods used to restate the fixed assets were the NCPI for assets of domestic origin and the specific indexation for assets of foreign origin, which were restated by applying to their cost in foreign currency the slippage of the Mexican pesos plus the inflation of their country of origin, not exceeding their net realizable value.

The companies follow the practice of capitalizing the comprehensive financial result on debt used to finance construction in progress and the installation of equipment, until the equipment is ready for production.

Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the utilization of the assets and the estimated remaining useful lives.

Impairment of fixed assets-

The amounts shown in the accompanying statement of income correspond basically to the reduction in value of property and equipment of some productive facilities in the food and autoparts businesses, in order to reflect their current realizable value.

Goodwill-

The goodwill resulting from acquisitions made in excess of book value is amortized over the period in which the benefits from the investment will be generated.

Income taxes and employee profit sharing-

As of January 1, 2000, the Company and its subsidiaries recognize by means of the liability method the future effects of income taxes related to the cumulative temporary differences between book and taxable income. For employee profit sharing purposes they recognize only those items that will materialize in the short term. Up to 1999, deferred taxes were recognized on the significant nonrecurring temporary differences, whose turnaround period could be determined and which were not expected to be replaced by items of a similar nature and amount.

Based on the authorization granted by the Ministry of Finance, the Company prepares its income and asset tax returns on a consolidated basis, including all subsidiaries which comply with the characteristics established for controlled companies.

Employee severance benefits-

Under Mexican labor law, the subsidiaries with employees are liable for separation payments to employees terminating under certain circumstances. The indemnity payments are charged to results in the period in which they are made.

(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED.
THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

The liabilities for seniority premiums, pensions and retirement payments are recorded through annual contributions to irrevocable trust funds, calculated using actuarial calculations based on the projected-unit credit method, using real interest rates.

The liability being accrued at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees.

Shareholders' equity restatement-

Capital stock and retained earnings are restated by applying the NCPI to the original contributions of capital and the earnings obtained. The restatement represents the amount necessary to maintain shareholders' equity in terms of the purchasing power of the amounts originally invested or retained.

The cumulative effect of restatement represents the gain or loss from holding nonmonetary assets, which is the amount by which nonmonetary assets change in value as compared to the NCPI.

Revenues and expenses restatement-

Revenues and expenses associated with a monetary item are restated from the month in which they arise through yearend, based on factors derived from the NCPI. Costs of sale and depreciation charged in results, are restated through yearend, as a function of the restatement of the nonmonetary asset which is being consumed or sold.

Comprehensive financial result-

This represents the net effect of interest earned and incurred, exchange gains and losses and the gain or loss from monetary position, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.
Foreign currency transactions are recorded at the exchange rate effective at the time the transactions are carried out and foreign currency denominated assets and liabilities are adjusted to the exchange rate effective at yearend.

Earnings per share-

The Company determined its earnings per share based on the net majority income and the average number of shares outstanding during the years.

Comprehensive income (loss)-

Comprehensive income (loss) is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in shareholders' equity, such as the gain or loss from holding nonmonetary assets.

(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED.
THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

STOCK EXCHANGE CODE: **DESC** QUARTER: **1** YEAR: **2002**
DESC, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
	SUBSIDIARIES					
1	UNIK, S.A. DE C.V.	AUTOPARTES (Autoparts)	700,968,215	99.99	3,441,595	3,399,027
2	DIVISION DINE, S.A. DE C.V.	INMOBILIARIO (Real Estate)	1,462,227,342	99.99	3,017,259	3,073,544
3	CORFUERTE, S.A. DE C.V.	ALIMENTOS (Food)	907,530,032	77.19	533,259	522,188
4	AGROKEN ,S.A. DE C.V.	ALIMENTOS (Food)	579,034,261	99.99	750,963	757,501
5	AGROBIOS CORPORATIVO, S.A. DE C.V.	ALIMENTOS (Food)	550,000	99.99	35,366	36,275
6	AUTHENTIC ACQUISITION CORPORATION	ALIMENTOS (Food)	291,101	81.31	909,790	826,264
7	SERVICIOS CORPORATIVOS ARCOS, S.A. DE C.V.	SERVICIOS (Services)	449	99.99	1,055	860
8	AEROPYCSA, S.A. DE C.V.	SERVICIOS (Services)	578,309,280	99.99	109,206	114,724
9	CORPORATIVO ARCOS DESC, S.A. DE C.V.	SERVICIOS (Services)	260,524,996	99.99	56,732	57,388
10	PROMOCION Y CONTROL, S.A. DE C.V.	SERVICIOS (Services)	166,254,348	99.99	26,955	28,188
11	PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.	SERVICIOS (Services)	244,498	99.99	2,375	1,778
12	BIG SOFT.	SERVICIOS (Services)	1,449,999	99.99	8,544	8,033
13	QUIMIR, S.A. DE C.V.	QUIMICO (Chemicals)	1,930,986	100.00	0	64,712
14	PLASTIGLAS DE MEXICO, S.A. DE C.V.	QUIMICO (Chemicals)	200,778,189	95.00	0	73,735
15	PRODUCTOS DE CONSUMO RESISTOL, S.A. DE C.V.	QUIMICO (Chemicals)	691,180,902	100.00	0	55,142
16	TECNO INDUSTRIAS R.F., S.A.	QUIMICO (Chemicals)	10,673,496	100.00	0	47,024
17	FORESTACIONES OPERATIVAS DE MEXICO,S.A. DE C.V	QUIMICO (Chemicals)	31,440	100.00	0	32,470
18	FENOQUIMIA, S.A. DE C.V.	QUIMICO (Chemicals)	4,998,994	100.00	0	(169,472)
19	REXCEL, .S.A DE C.V.	QUIMICO (Chemicals)	1,000,997	100.00	0	127,764
20	SERVICIOS FORESTACIONES DE MEXICO	QUIMICO (Chemicals)	218	100.00	0	269
21	RESIRENE, S.A. DE C.V.	QUIMICO (Chemicals)	236,058,979	100.00	0	196,294
22	INDUSTRIAS NEGROMEX, S.A. DE C.V.	QUIMICO (Chemicals)	410,044,831	100.00	0	580,325
23	GIRSA CORPORATIVO, S.A. DE C.V.	QUIMICO (Chemicals)	5,509,998	100.00	0	23,833
24	GIRSA INMOBILIARIA, S.A. DE C.V.	QUIMICO (Chemicals)	615,124,720	100.00	0	705,125
25	DIRECCION IRSA, S.A. DE C.V.	QUIMICO (Chemicals)	4,201,745	100.00	0	4,272
26	H2ORIZONTES, S.A. DE C.V.	QUIMICO (Chemicals)	49,950	99.90	0	(2,218)
27	PARATEC, S.A. DE C.V.	QUIMICO (Chemicals)	73,960	51.00	0	45,948
28	OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		2	0.00	0	265,687
	TOTAL INVESTMENT IN SUBSIDIARIES				**8,893,099**	**10,876,680**
	ASSOCIATEDS					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

PAGE 2
CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
1 OTRAS	SERVICIOS (Services)	1 0	0.00 0.00	1 0	157,500 0
TOTAL INVESTMENT IN ASSOCIATEDS				**1**	**157,500**
OTHER PERMANENT INVESTMENTS					**3,739,548**
TOTAL					**14,773,728**

NOTES

STOCK EXCHANGE COD:**DESC** QUARTER: **1** YEAR: **2002**
DESC, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,842,302	316,414	1,525,888	3,657,647	1,736,505	3,447,030
MACHINERY	6,040,635	2,574,405	3,466,230	8,306,109	5,437,161	6,335,178
TRANSPORT EQUIPMENT	199,705	108,797	90,908	68,857	27,259	132,506
OFFICE EQUIPMENT	102,444	54,666	47,778	74,925	45,989	76,714
COMPUTER EQUIPMENT	301,153	253,975	47,178	77,287	61,856	62,609
OTHER	322,725	127,646	195,079	615,804	386,894	423,989
DEPRECIABLES TOTAL	**8,808,964**	**3,435,903**	**5,373,061**	**12,800,629**	**7,695,664**	**10,478,026**
NOT DEPRECIATION ASSETS						
GROUNDS	243,789	0	243,789	600,829	0	844,618
CONSTRUCTIONS IN PROCESS	914,990	0	914,990	3	0	914,993
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,158,779**	**0**	**1,158,779**	**600,832**	**0**	**1,759,611**
TOTAL	**9,967,743**	**3,435,903**	**6,531,840**	**13,401,461**	**7,695,664**	**12,237,637**

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
CITIBANK	14/11/2002	3.74	0	0	0	0	0	0	0	0	0	0	317,100	0	0	0
CITIBANK	10/09/2002	3.60	0	0	0	0	0	0	0	0	117,780	0	0	0	0	0
BBVA BANCOMER	20/05/2002	3.55	0	0	0	0	181,200	0	0	0	0	0	0	0	0	0
SANTANDER	15/04/2002	3.70	0	0	0	0	9,060	0	0	0	0	0	0	0	0	0
SANTANDER	06/07/2002	3.43	0	0	15,401	0	0	0	0	0	0	0	0	0	0	0
INBURSA	19/12/2002	4.25	0	0	0	0	199,320	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
JP MORGAN	15/10/2002	8.75	0	0	0	0	0	0	0	0	0	0	0	0	0	781,289
OTHER FINANCIAL ENTITIES																
IFC	15/02/2004	4.15	0	0	0	0	0	0	0	0	0	27,180	54,360	27,180	0	0
IFC	15/02/2003	4.03	0	0	0	0	0	0	0	0	0	45,300	45,300	0	0	0
IFC	15/02/2006	4.15	0	0	0	0	0	0	0	0	0	6,471	12,943	12,943	12,943	6,472
DEG	28/12/2006	4.13	0	0	0	2,744	3,655	3,757	1,896	1,896	0	0	0	0	0	0
IFC	15/09/2009	8.85	0	0	0	0	0	0	0	0	0	79,870	135,900	135,900	135,900	464,629
INBURSA	28/05/2002	3.75	0	0	0	0	135,900	0	0	0	0	0	0	0	0	0
INBURSA	26/04/2002	3.75	0	0	90,600	0	0	0	0	0	0	0	0	0	0	0
INBURSA	28/04/2002	3.70	0	0	181,200	0	0	0	0	0	0	0	0	0	0	0
INBURSA	06/07/2002	3.70	0	0	158,550	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/07/2003	3.47	0	0	0	0	0	0	0	0	0	0	45,300	135,900	0	0
CHASE MANHATTAN	11/07/2003	3.47	0	0	0	0	0	0	0	0	0	0	45,300	135,900	0	0
BANK OF AMERICA	11/07/2003	3.47	0	0	0	0	0	0	0	0	0	0	45,300	135,900	0	0
BNP PARIS	11/07/2003	3.47	0	0	0	0	0	0	0	0	0	0	45,300	135,900	0	0
BBVA BANCOMER	11/07/2003	3.47	0	0	0	0	0	0	0	0	0	0	45,300	135,900	0	0
BBVA BANCOMER	08/12/2002	3.03	0	0	181,200	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	30/04/2002	2.74	0	0	90,600	0	0	0	0	0	0	0	0	0	0	0
BANK ONE	11/07/2003	3.47	0	0	0	0	0	0	0	0	0	0	45,300	135,900	0	0
COMERICA BANK	11/07/2003	3.47	0	0	0	0	0	0	0	0	0	0	22,650	67,950	0	0
EDC	11/07/2003	3.47	0	0	0	0	0	0	0	0	0	0	22,650	67,950	0	0

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
DEUTSCHE BANK	11/07/2003	3.47	0	0	0	0	0	0	0	0	0	0	22,650	67,950	0	0
SANTANDER	06/07/2002	3.00	0	0	81,540	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	15/04/2002	3.68	0	0	120,498	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/01/2007	9.91	1,216	4,866	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/01/2007	9.91	2,041	8,166	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/01/2007	7.26	1,040	3,971	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	30/04/2002	11.91	1,012	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	30/04/2002	7.91	269	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/06/2002	10.20	218,354	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	16/05/2008	8.23	0	13,803	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	13/05/2002	3.40	0	0	0	9,513	0	0	0	0	0	0	0	0	0	0
BANCOMER	13/05/2002	3.40	0	0	0	12,095	0	0	0	0	0	0	0	0	0	0
I N G	03/03/2003	3.09	0	0	0	0	0	0	0	0	0	75,500	75,500	0	0	0
GE CAPITAL	16/04/2005	4.37	0	0	0	0	0	0	0	0	0	269,209	0	0	0	0
CALIFORNIA COMMERCE BANK	08/02/2003	2.75	0	0	0	0	0	0	0	0	0	0	81,540	0	0	0
CALIFORNIA COMMERCE BANK	29/12/2010	8.40	0	0	0	0	0	0	0	0	0	9,685	6,246	6,246	6,246	34,466
CALIFORNIA COMMERCE BANK	10/05/2002	4.00	0	0	0	0	0	0	0	0	0	34,428	0	0	0	0
INBURSA	07/02/2002	4.25	0	0	0	0	0	0	0	0	0	81,540	0	0	0	0
CITIBANK	25/03/2003	4.39	0	0	0	6,794	6,794	0	0	0	0	0	0	0	0	0
CITIBANK	18/08/2003	3.55	0	0	13,291	5,536	0	0	0	0	0	0	0	0	0	0
CITIBANK	30/05/2002	4.03	0	0	27,425	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	17/01/2003	3.00	0	0	0	0	0	0	0	0	0	45,300	0	0	0	0
CITIBANK	25/09/2002	4.19	0	0	0	0	0	0	0	0	0	6,632	0	0	0	0
CITIBANK	30/09/2002	2.64	0	0	0	0	0	0	0	0	0	27,180	0	0	0	0
CITIBANK	25/10/2002	2.80	0	0	0	0	0	0	0	0	0	12,231	0	0	0	0
CITIBANK	16/12/2002	3.21	0	0	0	0	0	0	0	0	0	13,590	0	0	0	0
CITIBANK	25/10/2002	2.80	0	0	0	0	0	0	0	0	0	26,274	0	0	0	0
CITIBANK	21/06/2002	2.76	0	0	0	0	0	0	0	0	0	106,908	0	0	0	0
CITIBANK	22/07/2002	2.49	0	0	0	0	0	0	0	0	0	90,600	0	0	0	0

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
CITIBANK	25/03/2003	4.19	0	0	0	0	0	0	0	0	0	6,632	6,632	0	0	0
JP MORGAN	12/08/2002	6.50	0	0	0	0	0	0	0	0	0	77,916	0	0	0	0
JP MORGAN	03/11/2003	7.34	0	0	0	0	0	0	0	0	0	38,289	39,750	0	0	0
JP MORGAN	06/07/2002	2.81	0	0	0	0	0	0	0	0	0	108,720	0	0	0	0
COMERICA	09/11/2002	3.60	0	0	0	0	0	0	0	0	0	8,041	0	0	0	0
COMERICA	18/06/2002	2.86	0	0	0	0	0	0	0	0	0	18,120	0	0	0	0
COMERICA	09/11/2002	3.60	0	0	0	0	0	0	0	0	0	6,116	0	0	0	0
COMERICA	30/08/2003	7.75	0	0	0	0	0	0	0	0	0	190	0	181	0	0
COMERICA	21/12/2003	2.93	0	0	0	0	0	0	0	0	0	51,207	3,153	0	0	0
COMERICA	28/02/2004	7.75	0	0	0	0	0	0	0	0	0	236	154	245	0	0
COMERICA	20/03/2004	3.28	0	0	0	0	0	0	0	0	0	4,530	4,530	9,060	0	0
COMERICA	23/07/2002	2.97	0	0	0	0	0	0	0	0	0	10,872	0	0	0	0
COMERICA	23/07/2002	2.97	0	0	0	0	0	0	0	0	0	22,650	0	0	0	0
COMERICA	23/07/2002	2.97	0	0	0	0	0	0	0	0	0	9,966	0	0	0	0
COMERICA	18/04/2002	3.61	0	0	0	0	0	0	0	0	0	8,154	0	0	0	0
COMERICA	28/08/2002	2.75	0	0	0	0	0	0	0	0	0	13,590	0	0	0	0
COMERICA	23/07/2002	2.65	0	0	0	0	0	0	0	0	0	45,300	0	0	0	0
BANKBOSTON	21/08/2002	2.94	0	0	0	0	0	0	0	0	0	18,120	0	0	0	0
BANKBOSTON	21/08/2002	2.94	0	0	0	0	0	0	0	0	0	27,180	0	0	0	0
BANCOMEXT	05/06/2002	2.86	0	0	226,500	0	0	0	0	0	0	0	0	0	0	0
BOFA	21/05/2002	2.85	0	0	0	0	0	0	0	0	0	119,592	0	0	0	0
BBVA	21/08/2002	3.09	0	0	0	9,060	0	0	0	0	0	0	0	0	0	0
BBVA	18/06/2002	3.34	0	0	0	24,915	0	0	0	0	0	0	0	0	0	0
BBVA	13/08/2002	3.09	0	0	0	40,770	0	0	0	0	0	0	0	0	0	0
BBVA	08/10/2002	3.14	0	0	0	66,591	0	0	0	0	0	0	0	0	0	0
BBVA	17/06/2002	3.45	0	0	0	11,325	0	0	0	0	0	0	0	0	0	0
BBVA	18/06/2002	3.34	0	0	0	36,240	0	0	0	0	0	0	0	0	0	0
BBVA	13/08/2002	3.09	0	0	0	42,582	0	0	0	0	0	0	0	0	0	0
BBVA	21/08/2002	3.09	0	0	0	22,650	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BBVA	06/10/2002	3.14	0	0	0	88,335	0	0	0	0	0	0	0	0	0	0
INBURSA	19/06/2002	3.70	0	0	0	0	0	0	0	0	77,010	0	0	0	0	0
TOTAL BANKS			**223,932**	**30,806**	**1,186,805**	**379,150**	**535,929**	**3,757**	**1,896**	**1,896**	**194,790**	**1,553,319**	**1,122,858**	**1,211,005**	**155,089**	**1,286,856**
PRIVATE PLACEMENTS																
UNSECURED DEBT																
UDIBONOS (UDI Bonds)	13/07/2007	9.00	0	1,101,015	0	0	0	0	0	0	0	0	0	0	0	0
UDIBONOS (UDI Bonds)	21/10/2006	21.00	0	1,000,449	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**2,101,464**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES (Supplier)																
VARIOS (Various)			857,036	0	0	0	0	0	0	0	0	808,095	0	0	0	0
TOTAL SUPPLIERS			**857,036**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**808,095**	**0**	**0**	**0**	**0**
VARIOS (Various)			889,714	0	0	0	0	0	0	0	0	386,189	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**889,714**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**386,189**	**0**	**0**	**0**	**0**
			1,970,682	**2,132,270**	**1,186,805**	**379,150**	**535,929**	**3,757**	**1,896**	**1,896**	**194,790**	**2,747,603**	**1,122,858**	**1,211,005**	**155,089**	**1,286,856**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **1** YEAR: **2002**
DESC, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	228,426	2,115,000	0	0	2,115,000
OTHER	1,554	16,878	0	0	16,878
TOTAL	**229,980**	**2,131,878**			**2,131,878**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	101,604	926,577	0	0	926,577
INVESTMENTS	6,057	55,587	0	0	55,587
OTHER	25,727	234,008	0	0	234,008
TOTAL	**133,388**	**1,216,172**			**1,216,172**
NET BALANCE	**96,592**	**915,706**			**915,706**
FOREING MONETARY POSITION					
TOTAL ASSETS	**214,618**	**1,944,439**	0	0	**1,944,439**
LIABILITIES POSITION	**915,258**	**8,292,237**			**8,292,237**
SHORT TERM LIABILITIES POSITION	438,516	3,972,955	0	0	3,972,955
LONG TERM LIABILITIES POSITION	476,742	4,319,282	0	0	4,319,282
NET BALANCE	**(700,640)**	**(6,347,798)**			**(6,347,798)**

NOTES

STOCK EXCHANGE CODE:**DESC** QUARTER: **1** YEAR: **2002**
DESC, S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	6,547,549	15,496,640	(8,949,091)	0.92	82,332
FEBRUARY	5,870,367	15,568,071	(9,697,703)	0.00	(5,818)
MARCH	6,161,504	15,906,306	(9,774,802)	0.51	43,775
ACTUALIZATION:	0	0	0	0.00	(26,099)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**94,190**

NOTES

STOCK EXCHANGE CODE: **DESC** QUARTER: **1** YEAR: **2002**
DESC, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

English translation of notes:

(1) Interest Coverage.
The result obtained from dividing the sum of (i) the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters by (ii) consolidated financial expense during such period, shall not be less than 2.75 times.

(2) Capitalization.
The result obtained from dividing, (i) total debt with cost minus cash plus fifty million dollars, by (ii) net assets plus total debt with cost minus cash plus fifty million dollars, shall not be greater than 0.50 times.

(3) Leverage Ratio.
The result obtained from dividing (i) total debt with cost minus cash plus fifty million dollars, by (ii) the sum of the consolidated operating profit plus depreciation and amortization during the immediately prior full fiscal quarters, shall not exceed 3.50 times.

ACTUAL SITUATION OF FINANCIAL LIMITED

(1) COBERTURA DE INTERESES = 3.25
(Interest Coverage)
(2) CAPITALIZACIÓN = 0.43
(Capitalization)
(3) ÍNDICE DE APALANCAMIENTO = 3.21
(Leverage Ratio)

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:DESC　　QUATER:1　　YEAR: 2002

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9　　**CONSOLIDATED**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION %
EJES TRACTIVOS, S.A. DE C.V.	REAR AXLES	320	61%
MORESA, S.A. DE C.V.	PISTONS (PIECES)	11,800	52%
MORESTANA, S.A. DE C.V.	TAPPETS (PIECES)	12,900	53%
PISTONES MORESA, S.A. DE C.V.	PISTON PINS (PIECES)	23,500	46%
ENGRANES CONICOS, S.A. DE C.V.	GEARS (SETS)	772	75%
PRODUCTOS ESTAMPADOS DE MEXICO, S.A.	PICK-UP BOXES (PIECES)	330	80%
VELCON, S.A. DE C.V.	CONSTANT VELOCITY JOINTS (PIECES	1,920	85%
TRANSMISIONES TSP, S.A DE C.V.	TRANSMISSIONS (TRANS.)	71	24%
TREMEC, S.A. DE C.V.	TRANSMISSIONS (TRANS.)	400	66%
CARDANES, S.A. DE C.V.	PROPELLER SHAFTS (PIECES)	742	70%
HAYES WHEELS CHIHUAHUA, S.A. DE C.V.	ALUMINUM WHEELS (PIECES)	800	21%
HAYES WHEELS ACERO, S.A. DE C.V.	STEEL WHEELS (PIECES)	6,100	49%
AUTOMETALES, S.A. DE .CV.	IRON FOUNDRY (TONS.)	20	27%
BUJIAS MEXICANAS, S.A. DE .CV.	SPARK PLUGS (PIECES)	35,000	22%
TF VICTOR, S.A. DE C.V.	GASKETS, SEALS, MOTOR PARTS (PIE(	20,000	49%
FORJAS SPICER, S.A. DE C.V.	PRECISION FORGES (TONS.)	34	50%
INDUSTRIA ELECTRICA AUTOMOTRIZ, SA. DE	ELECTRIC PARTS (PIECES)	1,400	50%
VEHYCO	PISTONS (PIECES)	1,200	62%
COATZACOALCOS, VER.	POLYSTYRENE (TONS)	75,000	86%
XOCOHTZINGO,TLAX.	POLYSTYRENE (TONS)	65,000	48%
ALTAMIRA, TAMPS. (Dynasol)	SYNTHETIC RUBBER (TONS)	84,500	76%
ALTAMIRA, TAMPS. (INSA)	SYNTHETIC RUBBER (TONS)	96,000	71%
ALTAMIRA, TAMPS. (PARATEC)	SYNTHETIC RUBBER (TONS)	40,000	61%
COATZACOALCOS, VER.	PHOSPHATE (TONS)	100,000	97%
TULTITLAN, EDO. MEX.	PHOSPHATE (TONS)	86,000	49%
LECHERIA, EDO. MEX.	PHOSPHATE (TONS)	40,000	40%
ALTAMIRA, TAMPS.	CARBON BLACK (TONS)	120,000	64%
COSOLEACAQUE, VER.	METHYL METHACRYLATE (TONS)	20,000	86%
COSOLEACAQUE, VER.	PHENOL (TONS)	42,000	shot down
OCOYOACAC, EDO. MEX.	ACRYLC SHEET	7,855	100%
SAN LUIS POTOSI. S.L.P.	ACRYLC SHEET	4,806	100%
SALAMANCA, GTO.	WATERPROOFING SEALANTS (TONS)	112,000	33%
SALAMANCA, GTO.	WATERPROOFING SEALANTS (TONS)	9,000	54%
SALAMANCA, GTO.	ADHESIVES (TONS)	13,200	71%
SALAMANCA, GTO.	MIP (ROLL'S)	10,800	71%
VALLEJO, D.F.	ADHESIVES (TONS)	16,000	54%
LERMA, EDO. MEX.	ADHESIVES (TONS)	4,080	44%
QUERETARO, QRO.	NATURAL PIGMENTS	72.0 MLLS GMS.	41%
QUERETARO, QRO.	NATURAL PIGMENTS	18 MLLS GMS.	3%
LECHERIA, EDO. MEX.	EMULSIONS (TONS)	6	88%
LERMA, EDO. MEX.	MELAMINE LAMINATES (TONS)	6	62%
ZITACUARO, MICH.	PARTICLE BOARD (MILLONES DE M2)	14	96%
LECHERIA, EDO. MEX.	ORTHOPHOSPHATE (TONS)	119,000	26%

(1)PLANT CAPACITY IS EXPRESSED IN THOUSANDS OR SQUARE METERS
(*) THIS PLAN IS IN CLOSED PROCESS
NOTES:

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:DESC QUATER:1 YEAR: 2002

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION %
SOUTH EAST	ALIMENT FOOD (ton/month)	27,600	98%
LOWLAND	ALIMENT FOOD (ton/month)	20,000	27%
SOUTH EAST	FARM (thousands)	32	100%
LOWLAND	FARM (thousands)	19	100%
MÉRIDA	SLAUGHTER HOUSE	222	90%
CANCUN	SLAUGHTER HOUSE	27	80%
PENJAMO	SLAUGHTER HOUSE	111	80%
IRAPUATO	SLAUGHTER HOUSE	240	805%
SANTA ROSA	TOMATO PRODUCTS (boxes)	2,400	0%
MAZATLAN, SINALOA	TUNA (thousands boxes)	2,500	0%

ROSEMEAD, CALIFORNIA	SALSA & CANNED VEGETABLES	42,200 K lb	47%

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:DESC QUARTER: 1 YEAR: 2002

MAIN RAW MATERIALS

ANNEX 10 CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
LAMINATE	HYLSA, S. A. DE C.V.	STEEL	MC STEEL	NO	
STEEL	INDUSTRIAS CH, S. A.	STEEL	MITSUBISHI	YES	
ALUMINUM	NACOBRE	LAMINATE	NISHO OWAI	NO	
COLOR PAINTS	P.P.G. INDUSTRIAS DE MEXICO , S.	STEEL	TOTH INDUSTRIES	NO	
LAMINATE	AHMSA	AUTOMOTIVE PARTS	DANA CO.	NO	
COLOR PAINTS	DUPONT DE MEXICO	FORGE	GSB FORJA	NO	
RODAMIENTOS	KOYO DE MEXICO	LAMINATE	DAEWOO CORP.	NO	
RODAMIENTOS	TIMKEM	ALUMINUM	REYNOLDS METAL	YES	
LAMINATE	GENERAL MOTORS	RODAMIENTOS	THE TIMKEN CO.	NO	
		FORGE	THYSSEN PRECISION FORGE	NO	
STYRENE	PEMEX	STYRENE	STERLING, MITSUI		
		BUTADIEN	Shell, Enichem , British Petroleum, Equistar, Sabic, Repsol Qu		
METHANOL	PEMEX	METHANOL	CELANESE		
TOLUEN	PEMEX				
CONVERTION OIL	PEMEX	ACETOCYANOHIDRINE	BRITISH PETROLEUM		
NATURAL GAS	PEMEX				
PHOSPHORIC ACID MERCANTILE	FERTINAL/TROY				
TETRAPACK	TETRAPACK				
CAN	ENVASES DE SINALOA				
CAN	ZAPATA ENVASES				
CORN OIL	ARANCIA				
CARTON	CELULOSA Y DERIVADOS				

In the USA :

VEGETABLES	RIO FARMS			
VEGETABLES	WOOLF ENTERPRISES			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

:TOCK EXCHANGE CODE: **DESC**
)ESC, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
:TOR AUTOPARTES (Auto parts)				742,523			
:TOR PETROQUIMICO (Petrochemicals)				984,304			
:TOR ALIMENTOS (Food)				596,087			
:TOR INMOBILIARIO (Real Estate)				214,636			
PRESAS DE SERVICI (Service companies)				5,995			
TOTAL				2,543,545			

51

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CTOR AUTOPARTES (Autoparts)				1,432,340			
CTOR PETROQUIMICO (Petrochemicals)				423,907			
CTOR ALIMENTOS (Food)				231,126			
TOTAL				2,087,373			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000 — 4,038,688

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,369,079,376

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A	587,479,900.00	31/01/2002	42,592.00
1	B	506,176,760.00	31/01/2002	36,698.00
1	C	275,341,610.00	31/01/2002	19,962.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 3,939,436

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,369,079,376

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	3,984,396
Number of shares Outstanding at the Date of the NFEA : (Units)	1,369,079,376

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

QUARTER: 1 YEAR 2002

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.01000	14	587,479,900		587,479,900		7,637	
B	0.01000	14		506,257,866	506,257,866			6,581
C	0.01000	14		275,341,610		275,341,610		3,580
TOTAL			**587,479,900**	**781,599,476**	**1,093,737,766**	**275,341,610**	**7,637**	**10,161**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
1,369,079,376
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODE: **DESC** QUARTER: 1 YEAR 2002
DESC, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 **OF JANUARY** **TO** 31 **OF** **MARCH** **OF** 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. ARTURO DACOSTA RUIZ	**C.P. ERNESTO VEGA VELASCO**
DIRECTOR DE FINANZAS	**SECRETARIO**

MEXICO, D.F., AT APRIL 23 OF 2002

STOCK EXCHANGE CODE: QUARTER: YEAR:
DESC, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

Mexican Stock Exchange
SIFIC/ICS

Ticker Symbol: DESC Date: 23/04/2002 16:48

General Data of the Issuer:

Corporate Name:	Desc, S.A. de C.V.
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	desc@mail.desc.com.mx
Internet Address	www.desc.com.mx

Fiscal Data of the Issuer:

RFC of Company:	DES9405182F1
Domicile:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.

Responsibility for Payments:

Name:	Lic. Alejandro de la Barreda Gomez
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98

Data with respect to officers:

Mexican Stock Exchange equivalent:	Chairman of the Board of Directors
Title at company:	Chairman and Chief Executive Officer
Name:	Mr. Fernando Senderos Mestre
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98

Mexican Stock Exchange equivalent:	Director of Finance
Title at company:	Director of Finance
Name:	Lic. Arturo D'Acosta Ruiz
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	adacosta@mail.desc.com.mx

Mexican Stock Exchange
SIFIC/ICS

Date: 23/04/2002 16:48

Ticker Symbol: DESC

Mexican Stock Exchange equivalent:	Officer in Charge of Sending Quarterly Financial Information
Title at company:	Corporate Manager of Financial Information
Name:	L.C. Alejandro De La Barreda Gomez
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	abarredag@mail.desc.com.mx

Mexican Stock Exchange equivalent:	Alternate Officer in Charge of Sending Quarterly Financial Information
Title at company:	Corporate Comptroller
Name:	C.P. Carlos Rodriguez Castillo
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	crodriguez@mail.desc.com.mx

Mexican Stock Exchange equivalent:	Officer Responsible for Legal Affairs
Title at company:	General Counsel
Name:	Lic. Ramon Estrada Rivera
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	restrada@mail.desc.com.mx

Mexican Stock Exchange equivalent:	Secretary of the Board of Directors
Title at company:	Secretary of the Board of Directors
Name:	C.P. Ernesto Vega Velasco
Address:	Bosque de Ciruelos No. 130 Room 1203
City:	Bosques de las Lomas
Zip Code:	11700
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-60
E-Mail:	evega@mail.desc.com.mx

Mexican Stock Exchange equivalent:	Officer in Charge of Providing Information to Investors
Title at company:	Corporate Manager of Financial Information

Mexican Stock Exchange
SIFIC/ICS

Ticker Symbol: DESC Date: 23/04/2002 16:48

Name:	L.C. Alejandro De La Barreda Gomez
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	abarredag@mail.desc.com.mx

Mexican Stock Exchange equivalent:	Officer Authorized to Send Information via Emisnet
Title at company:	Director of Finance
Name:	Lic. Arturo D'Acosta Ruiz
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	adascosta@mail.desc.com.mx

Mexican Stock Exchange equivalent:	Officer Authorized to Send Relevant Events via Emisnet
Title at company:	Secretary of the Board of Directors
Name:	C.P. Ernesto Vega Velasco
Address:	Bosque de Ciruelos No. 130 Room 1203
City:	Bosques de las Lomas
Zip Code:	11700
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-60
E-Mail:	evega@mail.desc.com.mx

Exhibit 2

desc

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF DESC, S.A. DE C.V., HELD ON APRIL 25, 2002.

1. Presentation of the report to which article 172 of the General Law of Commercial Companies refers; the Board of Directors Audit Committee report; as well as the reports referred to in section 2.4 of the first provision of Bulletin 11-14 issued by the National Banking and Securities Commission, with respect to the fiscal year of January 1 through December 31, 2001 and resolution on same.

Presentation of the Report referred to in the general statement in Article 172 of the General Law of Commercial Companies, as well as the Board of Directors Audit Committee report; and the *Report referred to in Section 2.4 of the first provision of Bulletin 11-14 issued by the National* Banking and Securities Commission, for the fiscal year of January 1 through December 31, 2001, which were available to the shareholders in advance of the Shareholders' Meeting as required by the applicable provisions, together with the consolidated and unconsolidated Financial Statements of the Company and of its subsidiaries where the Company's investment in such subsidiary exceeds 20% of the subsidiary's equity, as reflected in the statement of financial position through December 31st, 2001, which were duly audited by the external auditors.

2. Resolution on the ratification of the actions taken by the Board of Directors and its Committees during said fiscal year.

Any and all of the actions taken by the Board of Directors of DESC, S.A. de C.V. and its Committees, during the fiscal year ended December 31, 2001, were approved and ratified.

3. Discussion, approval or modification, as applicable, of the Financial Statements for the Company through December 31, 2001, after the reading of the Statutory Examiner's report.

Approval of the financial statements of the Company through December 31, 2001, consolidated and unconsolidated, consisting of the General Balance Sheet, the Statement of Profits (Losses), the Statement of Shareholders' Investment and the Statement of Changes in the Financial Position of DESC, S.A. de C.V., together with the annexes thereto which were audited by the external auditors of the Company, in the form in which they were submitted to the Shareholders' Meeting, after the reading of the Statutory Examiner Report.

4. Resolutions on the application of profits and motion for and approval of, as applicable, a cash dividend payment equal to 29 cents per share currently outstanding, payable in four quarterly installments in July 2002, October 2002, January 2003 and April 2003, in an amount equal to 7.25 cents per share.

a) The net profit for the fiscal year, which was equal to $41,354,000.01 M.N. (FORTY-ONE MILLION THREE HUNDRED AND FIFTY-FOUR THOUSAND PESOS and 01/100, Mexican legal tender), was applied to the Accumulated Profits Account, provided that the legal reserve reaches 20% of the subscribed and paid capital stock of the company to date.

b) A payment of a cash dividend was declared in the amount of 29 cents per currently outstanding share, payable in four quarterly installments in July 2002, October 2002, January 2003 and April 2003, in an amount equal to 7.25 cents per share.

c) The shareholders may collect the dividend declared above, at the offices of the Company located at the 27th floor of Calle de Paseo de los Tamarindos 400-B, Col. Bosques de las Lomas, 05120 México, D.F., against delivery of coupons 16, 17, 18, and 19 of stock certificates that are issued in accordance with Item IX of the agenda of the Shareholders' Meeting. The shareholders whose shares are deposited with credit institutions or brokerage firms shall receive their dividends through said institutions or brokerage firms.

d) It was resolved that the dividend declared at the Shareholders' Meeting was originated from the Accumulated Profits Account, as well as the Consolidated Tax Net Earnings Account, and shall be subject to the provisions of the Income Tax Law in force on the payment date, as well as the applicable general standards issued by the Ministry of Finance and Public Credit.

e) It was resolved to empower the Chairman, the Executive Vice-President and the Secretary of the Board of Directors to, jointly or individually, publish a notice regarding the declared dividend in two newspapers with a national circulation.

5. Election, or reelection, as applicable, of the members of the Board of Directors, as well as the members of the committees of said Board of Directors, and of the Statutory Examiners of the Company.

a) Pursuant to Clause Twenty-Sixth of the Bylaws, it was resolved that the Board of Directors is to be comprised of 12 Directors, of which 7 Directors shall be elected by majority vote of Series "A" shares represented at the Shareholders' Meeting; 4 Directors shall be elected by majority vote of the Series "B" shares represented at the Shareholders' Meeting; and 1 Director shall be elected by majority vote of the Series "C" shares represented at the Shareholders' Meeting.

b) The following persons were elected to the Board of Directors of DESC, S.A. de C.V. The Directors elected, being present or having knowledge of their possible election, have stated their acceptance of the appointment.

BOARD OF DIRECTORS

SERIES "A" DIRECTORS

FERNANDO SENDEROS MESTRE	Patrimonial / Related
ENEKO DE BELAUSTEGUIGOITIA AROCENA	Patrimonial / Independent
CARLOS GÓMEZ Y GÓMEZ	Patrimonial / Related
CARLOS GONZÁLEZ ZABALEGUI	Independent
LUIS TÉLLEZ KUENZLER	Related
ERNESTO VEGA VELASCO	Related
EMILIO MENDOZA SAEB	Related

SERIES "B" DIRECTORS

ALBERTO BAILLERES GONZÁLEZ	Related
RUBÉN AGUILAR MONTEVERDE	Independent
FEDERICO FERNANDEZ SENDEROS	Patrimonial / Related
VALENTÍN DIEZ MORODO	Independent

SERIES "C" DIRECTOR

PRUDENCIO LÓPEZ MARTÍNEZ	Independent

c) It was recorded for the purposes established in the Code of Corporate Governance, that of the 12 Directors elected at the Shareholders' Meeting, the Company has to date 3 Related Patrimonial Directors; 1 Independent Patrimonial Director; 4 Independent Directors; and 4 Related Directors, as described hereafter: Messrs. Fernando Senderos Mestre, Carlos Gómez y Gómez and Federico Fernández Senderos have the character of Related Patrimonial Directors; Mr. Eneko de Belausteguigoitia Arocena, that of Independent Patrimonial Director; Messrs. Rubén Aguilar Monteverde, Carlos González Zabalegui, Valentín Díez Morodo and Prudencio López Martínez, that of Independent Directors; and Messrs. Alberto Bailleres González, Luis Téllez Kuenzler, Ernesto Vega Velasco and Emilio Mendoza Saeb, that of Related Directors.

d) It was resolved that the Executive Committee shall consist of 3 Directors; the Evaluation and Compensation Committee of 3 Directors; the Audit Committee of 4 Directors; and the Finance and Planning Committee of 4 Directors.

e) The following Directors were designated as members of the Executive; Evaluation and Compensation; Audit; and Finance and Planning Committees:

EXECUTIVE COMMITEE

FERNANDO SENDEROS MESTRE
LUIS TÉLLEZ KUENZLER
FEDERICO FERNÁNDEZ SENDEROS

EVALUATION AND COMPENSATION COMMITTEE

ERNESTO VEGA VELASCO
CARLOS GONZÁLEZ ZABALEGUI
VALENTÍN DÍEZ MORODO

AUDIT COMMITTEE

PRUDENCIO LÓPEZ MARTÍNEZ
RUBÉN AGUILAR MONTEVERDE
ENEKO DE BELAUSTEGUIGOITIA AROCENA
ERNESTO VEGA VELASCO

FINANCE AND PLANNING COMMITTEE

FERNANDO SENDEROS MESTRE
ENEKO DE BELAUSTEGUIGOITIA AROCENA
CARLOS GÓMEZ Y GÓMEZ
FEDERICO FERNANDEZ SENDEROS

f) Messrs. José Manuel Canal Hernando and Daniel del Barrio Burgos were designated to the offices of Statutory Examiner and Alternate Statutory Examiner, respectively.

6. Resolution on remunerations to Directors and Statutory Examiners.

It was resolved that the members of the Board of Directors and the Statutory Examiners, both Regular and Alternate, of DESC, S.A. de C.V., will receive a fee of $25,000.00 (TWENTY-FIVE THOUSAND PESOS 00/100, Mexican legal tender), for each Board of Director meeting of the Company that they attend, and for each meeting that they attend of the Committees for Evaluation and Compensation; Audit; and Finance and Planning.

It was also resolved to authorize any additional expenses incurred by the Committees, if applicable, in connection with studies or work required to comply with each such Committee's functions, provided that such expenses are properly justified and approved by the Chairman of the Board of Directors.

The foregoing remunerations and additional expenses shall be charged to the General Expenses Account corresponding to the fiscal year in which such amounts were effectively paid.

7. Board of Directors Report with reference to Bulletin 11-34 of the National Banking and Securities Commission.

The Board of Directors' Secretary stated that, in accordance with the provisions of Bulletin 11-34 issued by the National Banking and Securities Commission, no Company shares were repurchased during fiscal year 2001. The Secretary also stated that at the Ordinary and Extraordinary General Assembly of the Company's Shareholders, held on November 29, 2001, it was agreed to definitively cancel the treasury share position that was repurchased in the last few fiscal years, which totaled 152,284,295 shares. Said shares consisted of 48,785,000 Series "A" shares; 60,088,140 Series "B" shares; and 43,411,155 Series "C" shares.

8. Motion and approval, as applicable, of the merger of Desc, S.A. de C.V. with the subsidiary denominated División Dine, S.A. de C.V., in which Desc, S.A. de C.V. will be the surviving company and División Dine, S.A. de C.V. will be the merged company, and the resolutions for its implementation.

Approval of the merger of DESC, S.A. de C.V. and DIVISIÓN DINE, S.A de C.V., subject to the following conditions:

a) In the merger, DIVISIÓN DINE, S.A. de C.V. will be merged with and into DESC, S.A. de C.V., with DESC, S.A. de C.V. surviving the merger, whereupon the corporate existence of DIVISIÓN DINE, S.A. de C.V. shall be extinguished.

b) The merger shall be effective as to the parties thereto as of May 1, 2002. By virtue of the merger, which is effective as of May 1, 2002, DIVISIÓN DINE, S.A. de C.V. shall immediately transfer all of its property, rights, privileges, powers, immunities and franchises to DESC, S.A. de C.V., which shall absorb the same as universal titleholder of DIVISIÓN DINE, S.A. de C.V.'s property, rights, privileges, powers, immunities and franchises, together with all the rights, properties and assets corresponding to DIVISIÓN DINE, S.A. de C.V. as of such date, and DESC, S.A. de C.V. shall assume all of DIVISIÓN DINE, S.A. de C.V.'s debts, obligations and other liabilities up to that date, and as result, DESC, S.A. de C.V. shall be subrogated to all rights, actions and obligations that correspond to DIVISIÓN DINE, S.A. de C.V. and shall replace DIVISIÓN DINE, S.A. de C.V. in all guarantees granted or contractual obligations, derived from contracts, agreements, licenses, permits, concessions, and in general acts or operations carried out by DIVISIÓN DINE, S.A. de C.V., or in which it has participated, with all that pertains thereto in fact or law. In accordance with Article 225 of the General Law of Commercial Companies, the merger shall be effective as to third parties once the resolutions of the merger are recorded in the Commercial Public Registry because all creditors shall have consented to the merger or, if applicable, DESC, S.A. de C.V. and DIVISIÓN DINE, S.A. de C.V. shall have agreed to pay the debts owing to any creditor that does not consent to the merger within 60 days from the date of the merger agreement at the offices of DESC, S.A. de C.V.

Pursuant to paragraph 801(b) of the Indenture, dated October 17, 1997, between DINE, S.A. de C.V. (currently DIVISIÓN DINE, S.A. de C.V.) as issuer, DESC, S.A. de C.V. as guarantor, and Banker's Trust Company, as trustee, DESC, S.A. de C.V. expressly assumes the obligations of DINE, S.A. de C.V. (currently DIVISIÓN DINE, S.A. de C.V.), under the said issue and under the securities subscribed thereunder. In addition, DESC, S.A. de C.V. expressly agrees to indemnify all holders of said promissory notes with respect to any tax, assessment or governmental charge, resulting from the merger, payable by deduction or retention and thereafter imposed on such holder with respect to the payment of principal, interest or additional amount payments under said securities.

c) Because the other shareholder of DIVISIÓN DINE, S.A. de C.V. has indicated that it is not interested in participating in the capital stock of the surviving company, such shareholder shall be reimbursed an amount of $2.06 (TWO PESOS AND 06/100 Mexican Legal tender) for its one share of stock of DIVISIÓN DINE, S.A. de C.V.

As a result of the payment described in the foregoing clause and due to the fact that DESC, S.A. de C.V. is the owner of 99.99% of the remaining capital stock of DIVISIÓN DINE, S.A. de C.V., DESC, S.A. de C.V. shall not increase its capital stock due to the merger.

d) The balances of DESC, S.A. de C.V. and DIVISIÓN DINE, S.A. de C.V., each as of March 31, 2002, shall serve as the basis for the agreed merger.

e) In accordance with Article 223 of the General Law of Commercial Companies, the balances of DESC, S.A. de C.V. and DIVISIÓN DINE, S.A. de C.V., each as of March 31, 2002, shall be published once in the Federal Official Gazette, as well as an excerpt of the Merger Agreement, signed by any of the special delegates that are designated at the Shareholders' Meeting.

f) None of the powers granted by DESC, S.A. de C.V. to date shall be modified in any manner as a result of the merger.

g) The parties to the merger agreement submit themselves to the laws and tribunals of Mexico, Federal District, for all matters relating to the interpretation and performance of the merger agreement, waiving henceforth any forum that by reason of their present or future domiciles may correspond to them.

9. Proposal and approval, as applicable, of a resolution to exchange the current outstanding stock certificates for a new stock certificate.

Approval of the proposal by the Secretary of the Board of Directors to exchange the stock certificates that are currently outstanding for a new stock certificate, provided that the coupons that any outstanding certificate possesses have been almost used in their entirety.

The aforementioned exchange shall be carried out against the delivery of the currently outstanding stock certificates, during business hours and business days, at the Company's Treasury, located on the 27th floor of Calle de Paseo de los Tamarindos 400-B, Col. Bosques de las Lomas, México, Distrito Federal, commencing on May 15, 2002. The company shall directly convert the stock certificates deposited with S.D. Indeval S.A. de C.V. Company for Stock Deposits.

10. Designation of delegates who, as applicable, will formalize the resolutions adopted at the Shareholders' Meeting.

Messrs. Fernando Senderos Mestre, Luis Téllez Kuenzler, Ernesto Vega Velasco, Arturo D'Acosta Ruiz, Ramón F. Estrada Rivero and Fabiola G. Quezada Nieto were appointed as Delegates of the Shareholders' Meeting to, individually or jointly, perform the acts necessary to formalize and comply with the resolutions adopted at the Shareholders' Meeting, and to arrange for the formal registration of the minutes of the meeting, the signing of the relevant Public Instrument, and the processing of the registration of the minutes, individually or through a third party, with the Public Registry of Commerce.

11. Reading and approval of the minutes of the Shareholders' Meeting.

The minutes were approved in their entirety, as the same was prepared and read by the Secretary, and the Chairman, the Secretary and the Statutory Examiner were authorized to sign the minutes for the record.

Exhibit 3



Desc Announces Resolutions Adopted During its General Annual Ordinary and Extraordinary Shareholders' Meeting

Mexico City, April 26, 2002 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today the resolutions adopted during its General Annual Ordinary and Extraordinary Shareholders' Meeting held on April 25, 2002. Among the most important approved resolutions were:

- Approval of a cash dividend payment equal to Ps. 0.29 per each currently outstanding share, payable in four quarterly installments in July 2002, October 2002, January 2003 and April 2003, for the equivalent of Ps. 0.0725 per share.

- The Board of Directors will be integrated by 12 Patrimonial Directors representing the Series "A" Shares; Mr. Fernando Senderos Mestre and Mr. Carlos Gomez y Gomez, who are Related Patrimonial Directors; Mr. Eneko de Belausteguigoitia Arocena, Independent Patrimonial Director; and Mr. Luis Tellez Kuenzler, Mr. Ernesto Vega Velasco and Mr. Emilio Mendoza Saeb, who are Related Directors.

- Mr. Fernando Senderos Mestre, Mr. Luis Tellez Kuenzler and Mr. Federico Fernandez Senderos, were designated as members of the Executive Committee.

- Approval of the merger of the Company and its subsidiary Division Dine, S.A. de C.V. (Real Estate Sector), with Desc, S.A. de C.V. as the surviving entity and Division Dine, S.A. de C.V., as the merged company.

Contacts:

In Mexico:
Arturo D'Acosta
Alejandro de la Barreda
Tel: 5255-5261-8037
abarredag@mail.desc.com.mx

In New York:
Blanca Hirani
Melanie Carpenter
Tel: 212-406-3693
bhirani@i-advize.com

desc
www.desc.com.mx